Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

General

AIR’s charter authorizes the issuance of up to 1,021,175,000 shares of Class A common stock, par value of $.01 per share, and 1,000,000 shares of Class A preferred stock, par value $.01 per share.

Power to Reclassify Unissued Shares

AIR’s Board of Directors has the power, without stockholder approval, to amend AIR’s charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize AIR to issue additional authorized but unissued shares of Class A common stock or preferred stock and to classify and reclassify any unissued shares of AIR’s Class A common stock or preferred stock into other classes or series of stock, including one or more classes or series of Class A common stock or preferred stock that have priority with respect to voting rights, dividends, or upon liquidation over shares of AIR’s Class A common stock. Prior to the issuance of shares of each new class or series, AIR’s Board of Directors will be required by the MGCL and AIR’s charter to set, subject to the provisions of AIR’s charter regarding restrictions on transfer and ownership of stock, the terms, preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, or other distributions, qualifications, or terms or conditions of redemption for each class or series of stock.

Common Stock

Holders of the Class A common stock are entitled to receive dividends, if, when and as declared by AIR’s Board of Directors, out of funds legally available therefor. The holders of shares of Class A common stock, upon any voluntary or involuntary liquidation, dissolution or winding up of or any distribution of the assets of AIR, are entitled to receive ratably any assets remaining after payment in full of all liabilities of AIR and any liquidation preferences of preferred stock. The shares of Class A common stock possess voting rights for the election of directors of AIR and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of shares of Class A common stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of the shares of Class A common stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of shares of Class A common stock do not have preemptive rights, which means that they have no right to acquire any additional shares of Class A common stock that may be issued by AIR at a subsequent date.

The Class A common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “AIRC.” Computershare Trust Company, N.A. serves as transfer agent and registrar of the Class A common stock.

Preferred Stock

Under its charter, AIR’s Board of Directors may from time to time establish and cause AIR to issue one or more classes or series of preferred stock and set the terms, preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, or other distributions, qualifications, or terms or conditions of redemption of such classes or series. Accordingly, AIR’s Board of Directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of Class A common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of AIR’s Class A common stock, may adversely affect the voting and other rights of the holders of AIR’s Class A common stock, and could have the effect of delaying, deferring, or preventing a change of control of AIR or other corporate action.

AIR’s charter authorizes the issuance of up to 1,000,000 shares of AIR’s Class A preferred stock, par value $0.01 per share. At December 31, 2020, AIR had issued 20 shares of Class A preferred stock with an aggregate liquidation preference of $2 million. The Class A preferred stock ranks senior to the Class A common stock with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. The Class A preferred stock will entitle the holders thereof to cumulative cash dividends payable quarterly in an amount of 8.5% per annum for 4 years, which rate will increase by 50 bps per annum in each of years 5, 6, and 7 after the issuance, and by 25 bps per annum in each of years 8 through 27, after which time the annual dividend rate will remain 15%. AIR may, at its option at any time on or after the fifth anniversary of the issue date, redeem the Class A preferred stock at any time in whole, or from time to time in part, at a price per share (the “Preferred Stock Redemption Price”) equal to the liquidation preference, plus any accrued but unpaid dividends to, but excluding, the date of redemption. Substantially concurrently with the occurrence of a Change of Control (as defined in AIR’s charter), AIR must redeem all of the outstanding shares of Class A preferred stock for cash at a price per share equal to the Preferred Stock Redemption Price. Except as described above, the shares of Class A preferred stock have no stated maturity, are not subject to any sinking fund and will remain outstanding indefinitely. Holders of shares of Class A preferred stock generally do not have any voting rights. However, certain material adverse changes to the terms of the Class A preferred stock cannot be made without the affirmative vote of at least 66 2/3% of the outstanding shares of Class A preferred stock.

The transfer agent and registrar for each class or series of preferred stock will be designated by AIR’s Board of Directors.

Restrictions on Transfer an Ownership

For AIR to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, which is referred to herein as the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.Because AIR’s Board of Directors believes that it is essential for AIR to continue to qualify as a REIT and to provide additional protection for AIR’s stockholders in the event of certain transactions, AIR’s Board of Directors has adopted provisions of the charter restricting the acquisition of shares of Class A common stock.

Subject to certain exceptions specified in the charter, no holder may beneficially or constructively own, or be deemed to own by virtue of the attribution rules in the Code and Rule 13d-3 under the Securities Exchange Act of 1934, or Exchange Act, more than 8.7%, by value or number of shares, whichever is more restrictive, of the outstanding shares of AIR’s Class A common stock (which restriction is referred to herein as the “common stock ownership limit”), or 8.7% in aggregate value of the outstanding shares of all classes and series of AIR’s capital stock, including AIR’s Class A common stock and preferred stock (which restriction is referred to herein as the “aggregate stock ownership limit”). For purposes of calculating the amount of stock owned by a given individual, the individual’s Class A common stock and interests in the AIR Operating Partnership are aggregated. Under certain conditions, AIR’s Board of Directors may waive the ownership limits.

In addition to the ownership limits described above, AIR’s charter will prohibit any person from (i) beneficially or constructively owning shares of AIR capital stock that would result in AIR being “closely held” under section 856(h) of the Code (ii) transferring shares of AIR capital stock if such transfer would result in shares of AIR’s capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution) AIR’s capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); (iii) beneficially or constructively owning shares of AIR stock to the extent such beneficial or constructive ownership in a tenant of AIR’s real property that is described in Section 856(d)(2)(B) of the Code if the income derived by AIR from such tenant would cause AIR to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; (iv) beneficially or constructively owning shares of AIR capital stock if such ownership would result in AIR’s failing to qualify as a REIT; and (v) beneficially or constructively owning shares of stock to the extent such beneficial ownership of stock would result in AIR failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code. These restrictions together are referred to herein as the “ownership limits.”

AIR’s Board of Directors may, in its sole discretion, exempt a person from the ownership limits and certain other limits on the ownership of its capital stock described above, and may establish a different limit on ownership for any such person. However, in no event may the 15% ownership limitation applicable to Mr. Considine be waived In order to be considered by the Board of Directors for exemption or a different limit on ownership, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person’s beneficial or constructive ownership of AIR’s capital stock will not jeopardize AIR’s ability to qualify as a REIT under the Code and must agree that any violation or attempted violation of such representations or undertakings (or other action that is contrary to the ownership limits or the other limits on ownership of AIR’s capital stock described above) will result in the shares of capital stock being automatically transferred to a trust as described below. As a condition of its waiver, the Board of Directors may require an opinion of counsel or IRS ruling satisfactory to the Board of Directors with respect to AIR’s qualification as a REIT and may impose such other conditions as it deems appropriate in connection with the granting of the exemption or a different limit on ownership.

In connection with the waiver of the ownership limits or at any other time, AIR’s Board of Directors may, in its sole discretion, from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other person. Reduced ownership limits will not apply to any person whose percentage ownership of the total outstanding shares of AIR’s Class A common stock or of the total outstanding shares of all classes and series of AIR’s capital stock, as applicable, is in excess of such decreased ownership limits until such time as such person’s percentage of total outstanding shares of AIR’s Class A common stock or of the total outstanding shares of all classes and series of AIR’s capital stock, as applicable, equals or falls below the decreased ownership limits. However, any further acquisition of shares of AIR’s Class A common stock or capital stock, as applicable, in excess of such percentage ownership of the total outstanding shares of AIR’s Class A common stock or of the total outstanding shares of all classes and series of AIR’s capital stock would be in violation of the ownership limits.

As a condition of such waiver, the AIR Board of Directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of AIR. If shares of capital stock in excess of the ownership limits, or shares of Class A common stock that would cause the REIT to be beneficially owned by fewer than 100 persons, or that would result in AIR being “closely held” within the meaning of Section 856(h) of the Code, or that would otherwise result in AIR failing to qualify as a REIT or failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares of capital stock transferred in excess of the ownership limits or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIR. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the ownership limits or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (1) such transferee’s original purchase price (or the market value of such shares on the date of the violative transfer if purportedly acquired by gift or devise) and (2) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by AIR for a 90-day period at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that AIR determines to purchase the stock. The 90-day period commences on the date of the violative transfer or the date that AIR’s Board of Directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of capital stock bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of AIR’s capital stock that will or may violate the foregoing restrictions on transferability and ownership will be required to give notice to AIR immediately and provide AIR with such other information as it may request to determine the effect, if any, of such transfer on AIR's qualification as a REIT and to ensure compliance with the ownership limits.

In addition to the foregoing, if AIR's Board of Directors determines that a proposed or purported transfer would violate the restrictions on ownership and transfer of AIR’s capital stock set forth in AIR's charter, the Board of Directors may take such action as it deems advisable to refuse to give effect to or to prevent such violation, including but not limited to, causing AIR to repurchase shares of its capital stock, refusing to give effect to the transfer on its books or instituting proceedings to enjoin the transfer.

All persons who own, directly or by virtue of the attribution provisions of the Code and Rule 13d-3 under the Exchange Act, more than a specified percentage of the outstanding shares of capital stock must file a written statement or an affidavit with AIR containing the information specified in the AIR charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to AIR in writing such information with respect to the direct, indirect and constructive ownership of shares as AIR’s Board of Directors deems appropriate or necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

The restrictions on ownership and transfer of capital stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for AIR’s Class A common stock or otherwise be in the best interests of AIR’s stockholders.

The restrictions on transfer and ownership described above and the other provisions described below, along with other provisions of the MGCL, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger, or other change in control of AIR that might involve a premium price for shares of AIR Class A common stock or otherwise be in the best interest of AIR’s stockholders, and could increase the difficulty of consummating any offer.

Amendments to AIR’s Charter and Bylaws and Approval of Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. AIR’s charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on such matter is required to amend the provisions of AIR’s charter relating to the removal of directors, which also requires two-thirds of all votes entitled to be cast on the matter, and to amend the provisions of AIR’s charter relating to the vote required to amend the removal provisions. AIR’s Board of Directors has the exclusive power to adopt, alter or repeal any provision of AIR’s bylaws or to make new bylaws.

Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Classified Board

AIR’s charter provides that AIR’s Board of Directors shall be divided into three classes. The three classes are denominated as Class I, Class II, and Class III. Class I will serve until the 2021 annual meeting of AIR’s stockholders, at which annual meeting such Class will be elected to a term expiring at the 2022 annual meeting of AIR’s stockholders. Class II and Class III will serve until the 2022 annual meeting of AIR’s stockholders. Commencing with the 2022 annual meeting of AIR’s stockholders, AIR’s Board of Directors will no longer be classified, and each director shall be elected annually for a term of one year expiring at the next succeeding annual meeting. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of AIR’s Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer, or otherwise attempting to gain control of AIR.

Removal of Directors

AIR’s charter provides that AIR’s directors may be removed only for cause, as defined in AIR’s charter, and then only by at least two-thirds of the votes entitled to be cast generally in the election of directors.

Size of Board and Vacancies

AIR’s amended and restated bylaws provide that AIR’s Board of Directors shall consist of not less than three nor greater than nine directors, the exact number of which shall be fixed exclusively by the Board of Directors. Any vacancies created in the Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office, or other cause will be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum. Any director elected by the Board of Directors to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy has occurred and until his or her successor is elected and qualifies.

Business Combinations

Under Maryland law, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or transfer or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, (1) 10% or more of the voting power of the corporation’s shares or (2) is an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation (an “Interested Stockholder”), or an affiliate or associate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation, voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation’s stockholders receive a specified minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. For purposes of determining whether a person is an Interested Stockholder of AIR, interests in AIR OP that are held by limited partners other than AIR or “LP Units” will be treated as beneficial ownership of the shares of common stock that may be issued in exchange for the LP Units when such LP Units are tendered for redemption. The Maryland business combination statute could have the effect of discouraging offers to acquire AIR and of increasing the difficulty of consummating any such offer. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The AIR Board of Directors does not immediately intend to pass such a resolution.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by an officer of the corporation or by directors who are employees of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power, except solely by virtue of a revocable proxy, in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not generally include shares the acquiring person is then entitled to vote that were acquired in good faith and as a result of having previously obtained stockholder approval. For purposes of determining whether a person or entity is an Interested Stockholder of AIR, ownership of LP Units will be treated as beneficial ownership of the shares of Class A common stock that may be issued in exchange for the LP Units when such LP Units are tendered for redemption.

A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon the satisfaction of certain conditions (including delivery of an “acquiring person statement” and a written undertaking to pay certain of the corporation’s expenses of a special meeting), may compel the corporation’s board of directors to call a special meeting of stockholders, to be held within 50 days of demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself, at its option, present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may, at its option, redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation’s charter or bylaws prior to the control share acquisition. No such exemption appears in AIR’s charter or bylaws. The control share acquisition statute could have the effect of discouraging offers to acquire AIR and of increasing the difficulty of consummating any such offer.

Unsolicited Takeovers

Under Maryland law, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject to certain statutory provisions relating to unsolicited takeovers that, among other things, would automatically classify the board into three classes with staggered terms of three years each and vest in the board the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority, of the remaining directors to fill vacancies on the board, even if the remaining directors do not constitute a quorum. These statutory provisions relating to unsolicited takeovers also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of directors as would otherwise be the case, and until his successor is elected and qualified.

Neither AIR’s charter nor AIR’s bylaws provides that AIR is subject to any of the foregoing statutory provisions, although its charter and bylaws contain provisions that have similar effects as the foregoing statutory provisions. For example, AIR’s charter provides that its Board of Directors will initially be divided into three classes, denominated as Class I, Class II and Class III, with Class I serving until the 2021 annual meeting of AIR’s stockholders (at which meeting it will be elected for a term expiring at the next annual meeting of AIR’s stockholders) and Class II and Class III serving until the 2022 annual meeting of AIR’s stockholders; commencing with the 2022 annual meeting of AIR’s stockholders, AIR’s Board of Directors will no longer be classified, and each director shall be elected annually for a term of one year expiring at the next succeeding annual meeting. The classification and staggered terms of office of AIR’s directors would make it more difficult for a third party to gain control of AIR’s Board of Directors prior to the 2022 annual meeting of AIR’s stockholders. However, following the 2022 annual meeting of AIR’s stockholders, AIR shall be prohibited from electing to be subject to the foregoing statutory provisions.

Dissolution of AIR

AIR’s dissolution must be approved by AIR’s Board of Directors by a majority vote of the entire Board of Directors and by AIR’s stockholders by the affirmative vote of a majority of all the votes entitled to be cast by AIR’s stockholders on the matter.

Advance Notice of Director Nominations and New Business; Procedures of Special Meetings Requested by Stockholders

AIR’s bylaws provide that nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders at the annual or special meeting of stockholders may be made only:

•	pursuant to AIR’s notice of the meeting;

•	by or at the direction of the Board of Directors; or

•

by a stockholder who was a stockholder at the time the notice of meeting was given, and at the time of the meeting, and is entitled to vote at the meeting, and who has complied with the advance notice procedures, including the minimum time period, described in the bylaws.

AIR’s bylaws also provide that only the business specified in its notice of meeting may be brought before a special meeting of stockholders. AIR’s bylaws provide that AIR’s stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on the business proposed to be transacted at such meeting.

Proxy Access

AIR’s bylaws permit any stockholder or group of up to 20 stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same “qualifying fund group” (as defined in the bylaws of Apartment Investment and Management Company (“Aimco”))) that (i) has owned continuously for at least three years a number of shares of Aimco Common Stock that represents at least 3% of outstanding Aimco Common Stock as of the date the notice of proxy access nomination is delivered to or mailed and received by the Secretary of Aimco in accordance with AIR’s bylaws (the “Required Shares”), (ii) continues to own the Required Shares through the date of the annual meeting, and (iii) satisfies all of the other requirements of, and complies with all applicable procedures set forth in AIR’s bylaws, to nominate up to a specified number of director nominees in AIR’s proxy materials for an annual meeting of stockholders. A nominating stockholder is considered to own only those outstanding shares of Aimco Common Stock as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares. Under this provision, generally borrowed or hedged shares do not count as “owned” shares. Further, to the extent not otherwise excluded pursuant to this definition of ownership, a nominating stockholder’s “short position” as defined in Rule 14e-4 under the Exchange Act is deducted from the shares otherwise “owned.” If a group of stockholders is aggregating its stockholdings in order to meet the 3% ownership requirement, the ownership of the group will be determined by aggregating the lowest number of shares continuously owned by each member during the three-year holding period.

The maximum number of stockholder nominees permitted under the proxy access provisions of AIR’s bylaws shall not exceed the greater of two or 20% of the directors in office as of the last day a notice of nomination may be timely received. If the 20% calculation does not result in a whole number, the maximum number of stockholder nominees is the closest whole number below 20%. If one or more vacancies occurs for any reason after the nomination deadline and AIR’s Board of Directors decides to reduce the size of AIR’s Board of Directors in connection therewith, the 20% calculation will be calculated based on the number of directors in office as so reduced. Stockholder-nominated candidates whose nomination is withdrawn or whom the Board of Directors determines to include in the proxy materials as board-nominated candidates will be counted against the 20% maximum. In addition, any director in office as of the nomination deadline who was included in AIR’s proxy materials as a stockholder nominee for either of the two preceding annual meetings and whom AIR’s Board of Directors decides to renominate for election to the Board of Directors also will be counted against the 20% maximum.

Notice of a nomination pursuant to the proxy access provisions of AIR’s bylaws must be received no earlier than 150 days and no later than 120 days before the anniversary of the date that AIR distributed its proxy statement for the previous year’s annual meeting of stockholders.

A stockholder nominee will not be eligible for inclusion in AIR’s proxy materials if any stockholder has nominated a person pursuant to the advance notice provision of AIR’s bylaws, if the nominee would not be independent, if the nominee’s election would cause AIR to violate its bylaws, its charter or any applicable listing standards, laws, rules or regulations, if the nominee is or has been an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, within the past three years, if the nominee is a named subject of a pending criminal proceeding or has been convicted in such a criminal proceeding within the past 10 years, if the nominee is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or if the nominee or the stockholder who nominated him or her has provided false and misleading information to AIR or otherwise breached any of its or their obligations, representations or agreements under the proxy access provisions of AIR’s bylaws. Stockholder nominees who are included in AIR’s proxy materials but subsequently withdraw from or become ineligible for election at the meeting or do not receive at least 10% of the votes cast in the election will be ineligible for nomination under the proxy access provisions of AIR’s bylaws for the next two years. A nomination made under the proxy access provisions of AIR’s bylaws will be disregarded at the annual meeting under certain circumstances described in AIR’s bylaws.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active or deliberate dishonesty that is established by a final judgment and that is material to the cause of action. AIR’s charter contains a provision that limits, to the maximum extent permitted by Maryland law, the liability of AIR’s directors and officers to AIR and its stockholders for money damages. This provision does not limit AIR’s right or that of its stockholders to obtain equitable relief, such as injunction or rescission.

AIR’s charter and bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses before a final disposition of a proceeding to (1) any individual who is a present or former director or officer of AIR and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or (2) any individual who, while one or AIR’s directors or officers and at AIR’s request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

AIR’s charter and bylaws authorize AIR, with the approval of its Board of Directors, to provide indemnification and advancement of expenses to its agents and employees.

Maryland law requires a Maryland corporation (unless otherwise provided in its charter, which AIR’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, AIR may not indemnify a director or officer in a suit by AIR or in its right in which the director or officer was adjudged liable to AIR or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.